



07002377

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
JAN 2 3 2007

SEC FILE NUMBER
8- 26346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/24/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Sachs JBWere Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, Level 42
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon W. Wheatley 212-855-0346
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PricewaterhouseCoopers Center 300 Madison Ave New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon W. Wheatley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Sachs JBWere Inc., as of November 24, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON K. SUESSBRICK
Notary Public, State of New York
No. 01SU6080882
Qualified in New York County
Certificate Filed in New York County
Commission Expires Sept. 23, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of Goldman Sachs JBWere Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs JBWere Inc. (the "Company") at November 24, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 18, 2007

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Index
November 24, 2006

Page(s)

Goldman Sachs JBWere Inc.

(A wholly owned subsidiary of Goldman Sachs JBWere Group Holdings Pty. Ltd.)

Statement of Financial Condition

November 24, 2006

Assets	
Cash and cash equivalents	$ 8,605,268
Loan receivable from Parent	3,165,000
Receivable from affiliates	1,713,065
Deferred income taxes	69,389
Other assets	140,708
Total assets	$ 13,693,430
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 382,114
Accrued expenses and other liabilities	1,739,263
Total liabilities	2,121,377
Commitments (see Note 6)	
Stockholder's equity	
Common stock ($50 par, 1,000 shares authorized, 760 shares issued and outstanding)	38,000
Additional paid-in capital	6,702,000
Retained earnings	4,832,053
Total stockholder's equity	11,572,053
Total liabilities and stockholder's equity	$ 13,693,430

The accompanying notes are an integral part of this statement of financial condition.

1. Description of Business

Goldman Sachs JBWere Inc. (the "Company") is wholly owned by Goldman Sachs JBWere Group Holdings Pty. Ltd. of Melbourne, Australia (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.

The Company's principal business activity is brokering Australian and New Zealand securities for its U.S. customers with affiliated broker-dealers in Australia and New Zealand. Goldman Sachs and Co., an affiliated company, brokers Australian and New Zealand securities trades with its U.S. based clients on behalf of the Company, for which the Company receives a commission. Goldman Sachs JBWere Pty Ltd, an Australian affiliate, executes and clears all of the above mentioned Australian securities transactions on behalf of the Company. Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, executes and clears all of the above mentioned New Zealand securities transactions on behalf of the Company. The Company also acts as a broker in American Depository Receipts.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions earned and related expenses incurred on securities transactions are recorded on a trade date basis.

The Company considers all highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents. At November 24, 2006, cash and cash equivalents, as reported on the Statements of Financial Condition represent cash held at a major U.S. financial institution.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

3. Related Party Transactions

The Company executes and clears all Australian and New Zealand securities transactions through Goldman Sachs JBWere Ltd., an Australian affiliate, and Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, respectively. The Company pays the affiliates an intercompany service fee for the cost of providing such services. This service fee is calculated based upon a percentage of the commissions earned by the Company for brokering Australian and New Zealand securities transactions. Receivable from affiliates included on the Statement of Financial Condition at November 24, 2006 represents commission receivable earned by the Company for brokering these transactions.

The Company also provides research services for various affiliates, for which it charges the affiliates a portion of the costs associated with providing such services.

Loan receivable from Parent balance of $3,165,000 includes accrued interest of $165,000 and the loan amount of $3,000,000 and is reflected on the Statement of Financial Condition. The loan bears an interest rate of 6% and matured on January 15, 2007. The principal and interest on this loan remained outstanding subsequent to year-end, pending renegotiation of terms with the Parent.

The Company pays Goldman Sachs Inc., a monthly service fee to cover overheads incurred, which mainly consist of occupancy and systems related costs.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As set forth in SEC Rule 15c3-1, a broker-dealer may elect to compute its net capital requirements under the alternative method. The minimum net capital percentage required under the alternative method is 2 percent of aggregate debit items. As a result, this method requires a broker-dealer to maintain minimum net capital equal to the greater of $250,000 or 2 percent aggregate debit balances included in the reserve formula. At November 24, 2006, the Company had net capital of $6,478,891, which is $6,228,891 in excess of its required net capital of $250,000.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter") dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter.

5. Income Taxes

For the year ended November 24, 2006, the Company utilized operating loss carryforwards to fully offset state and local, and U.S. Federal current income taxes. As of November 24, 2006, the Company recorded a deferred tax asset of $69,389 which is primarily attributable to the vacation payable accrual not currently deducted for tax purposes.

The effective rate differs from the statutory rate mainly due to the overpayment of taxes during the prior year.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN No. 48 beginning in the first quarter of fiscal 2008. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial condition, results of operations and cash flows.

6. Commitments

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the

clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At November 24, 2006, the Company has recorded no liability with regard to the right. Additionally, the Company paid the clearing broker no amounts related to these guarantees during the period.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

9. Retirement Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan"). Employees become eligible for the Plan upon completion of one year of service and reaching the age of twenty-one. Employees may contribute up to 12% of their annual salary to the Plan. The Company will match 50% of the employees' contributions up to 5% of their annual salary. Plan participants become fully vested in the Company's matching contribution after five years of service.


END